

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

RECEIVED
2010 JUN -8 A 8:27

BY COURIER

Our Ref : KLK/Int. Report



10015841

1 June 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs,

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose herewith 10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2010 for your attention.

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully,
KUALA LUMPUR KEPONG BERHAD

(Yap Miow Kien)
Company Secretary

c c. Worldwide Securities Services (WSS),
American Depository Receipt (ADR) Group
Capital Tower, 14/F,
168 Robinson Road
Singapore 068912

Attention : Ms Tintin Subagyo

(10 copies of the Kuala Lumpur Kepong Berhad's Unaudited Report for the half year ended 31 March 2010 are enclosed for your attention.)

YMK/fsc

C:\Documents and Settings\sc.foong\My Documents\KLK-Reports\Distribute\letters\interim\SEC&ADR-09.doc

RECEIVED
2010 JUN -8 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Unaudited Report to Shareholders for the half year ended 31 March 2010

KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

UNAUDITED REPORT TO SHAREHOLDERS FOR THE HALF YEAR ENDED 31 MARCH 2010

The unaudited report of the Group for the half year ended 31 March 2010 are detailed below.

1. SUMMARY OF GROUP RESULTS

	Six Months Ended		
	31/3/2010	31/3/2009	+/(-)
	RM'000	RM'000	%
Revenue	3,649,017	3,321,442	9.9
Operating profit	641,683	320,748	100.1
Finance costs	(29,014)	(35,863)	(19.1)
Share of results of associates	16,265	20,317	(19.9)
PROFIT BEFORE TAXATION	**628,934**	**305,202**	**106.1**
Tax expense	(145,113)	(119,072)	21.9
NET PROFIT FOR THE PERIOD	**483,821**	**186,130**	**159.9**
Attributable to:			
Equity holders of the Company	457,754	178,526	156.4
Minority interests	26,067	7,604	242.8
	483,821	**186,130**	**159.9**
Earnings per share (sen)	**42.98**	**16.76**	

2. REVIEW OF PERFORMANCE

The Group's interim profit before taxation surged 106.1% to RM628.9 million from that of the previous year. The following had contributed to the improved results :-

(i) plantations profit was up 4.5% to RM511.7 million with improved contribution from the rubber segment due to the increase in selling price (ex-factory) of all grades rubber to RM8.70/kg (Todate 2QFY2009 : RM7.06/kg). Despite the increase in CPO selling price (ex-mill) to RM2,319/mt (Todate 2QFY2009 : RM2,240/mt), the palm products segment registered a marginally lower profit due to the high cost of bringing new fields into harvesting in Kalimantan Timur and the continuing rehabilitation work in Sumatera Utara;

(ii) manufacturing sector achieved a profit of RM61.3 million on the back of a higher turnover (Todate 2QFY2009 : loss RM4.0 million);

(iii) retailing sector registered a profit of RM32.3 million (Todate 2QFY2009 : loss RM10.9 million) which came from higher revenue and lower operating expenses; and

(iv) write-back of RM32.5 million on the allowance for diminution in value of investment as against preceding year's allowance of RM163.4 million.

3. CURRENT YEAR PROSPECTS

The Group anticipates the results for the current financial year to be much better based on the following :-

(i) plantations profit will continue to be satisfactory in view of the prevailing commodity prices and the expected higher FFB production; and

(ii) improvement in the performance of the oleochemical sector.

4. CONDENSED CONSOLIDATED BALANCE SHEET

	31 March 2010 RM'000	30 September 2009 RM'000
Assets		
Property, plant and equipment	2,444,368	2,487,800
Investment properties	5,067	5,086
Prepaid lease payments	358,035	357,441
Biological assets	1,656,311	1,575,878
Land held for property development	196,527	195,790
Goodwill on consolidation	293,272	296,950
Intangible assets	27,429	31,577
Investments in associates	197,682	210,379
Other investments	274,406	244,452
Deferred tax assets	11,506	9,833
Total non-current assets	5,464,603	5,415,186
Inventories	972,875	882,050
Biological assets	959	4,260
Trade and other receivables	874,822	929,186
Tax recoverable	13,072	19,302
Property development costs	14,222	18,735
Assets held for sale	43,131	43,131
Cash and cash equivalents	1,206,188	1,292,481
Total current assets	3,125,269	3,189,145
Total assets	**8,589,872**	**8,604,331**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,655,452	4,579,951
	5,722,957	5,647,456
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,709,510	5,634,009
Minority interests	309,794	308,760
Total equity	**6,019,304**	**5,942,769**
Liabilities		
Deferred tax liabilities	250,900	251,072
Provision for retirement benefits	41,809	44,165
Borrowings	1,089,267	1,122,726
Total non-current liabilities	1,381,976	1,417,963
Trade and other payables	666,938	573,662
Borrowings	456,249	627,427
Tax payable	65,405	42,510
Total current liabilities	1,188,592	1,243,599
Total liabilities	**2,570,568**	**2,661,562**
Total equity and liabilities	**8,589,872**	**8,604,331**
Net assets per share attributable to equity holders of the Company (RM)	5.36	5.29

5. **PLANTATION STATISTICS**

			Six Months Ended	
			31/3/2010	31/3/2009
(a)	PRODUCTION			
	Oil palm - Own production	(tonnes FFB)	1,584,077	1,360,180
	- Yield per hectare	(tonnes FFB)	11.29	11.41
	Rubber - Own production	('000 kg)	12,519	10,337
	- Yield per hectare	(kg)	748	655
(b)	AREA STATEMENT AS AT 31 MARCH			
	Total planted	(hectares)	199,402	178,931
	Oil palm in harvesting	(hectares)	140,494	123,965
	Rubber in tapping	(hectares)	18,152	15,687
(c)	AVERAGE SELLING PRICES			
	Refined palm products - Ex-refinery	(RM per tonne)	2,410	2,060
	Palm oil - Ex-mill	(RM per tonne)	2,319	2,240
	Palm kernel oil - Ex-mill	(RM per tonne)	2,507	2,161
	Palm kernel cake - Ex-mill	(RM per tonne)	160	189
	Palm kernel - Ex-mill	(RM per tonne)	1,149	1,179
	FFB - Ex-estate	(RM per tonne)	469	328
	Rubber - Net of cess	(sen per kg)	870	706

6. **DIVIDEND**

An interim single tier dividend of 15 sen per share has been declared by the Directors in respect of the financial year ending 30 September 2010 (2009 : single tier dividend of 10 sen per share) and will be paid on 9 August 2010 to shareholders registered on the Company's Register of Members as at 16 July 2010.

A Depositor with the Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2010 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2010 in respect of transfers; and

(c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

7. **QUARTERLY REPORT**

The Group's Quarterly Report can be viewed at the Company's website, *www.klk.com.my* and the Bursa Malaysia Securities Berhad's website, *www.bursamalaysia.com*.

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

29 May 2010



KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

RECEIVED

2010 JUN -8 A 8:28

Our Ref : KLK/SE

1 June 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
22/03/2010	Kuala Lumpur Kepong Berhad ("KLK") - Members' Voluntary Winding-Up Of Subsidiary Company
02/04/2010	Kuala Lumpur Kepong Berhad ("KLK") Extension Of Time For The Proposed Issue Of Up To United States Dollars ("USD") 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An Over-Allotment Option To Increase The Issue By USD 100 Million ("Proposed Exchangeable Bonds Issue")
06/04/2010	Quarterly Disclosure On Provision Of Financial Assistance
09/04/2010	Listed Companies' Crop March 2010
21/04/2010	New Subsidiary: Rheinsee 311. V V Gmbh ("Rheinsee Gmbh")
28/04/2010	Kuala Lumpur Kepong Berhad ("KLK") Extension Of Time For The Proposed Issue Of Up To United States Dollars ("USD") 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An Over-Allotment Option To Increase The Issue By USD 100 Million ("Proposed Exchangeable Bonds Issue")
06/05/2010	New Subsidiary: Rheinsee 312. V V Gmbh ("Rheinsee 312")
10/05/2010	Kuala Lumpur Kepong Berhad ("KLK" Or "The Company") Proposed Acquisition Of The Entire Interest Of Uniqema Gmbh & Co. Kg ("UG") And Business Assets Used In The Business Of UG ("The Proposed Acquisition")
13/05/2010	Listed Companies' Crop April 2010
17/05/2010	Schedule For Release Of 2nd Quarter Results
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
26/05/2010	An interim single tier dividend of 15 sen per share
	FINANCIAL RESULTS
26/05/2010	2nd Quarter Results

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

DATE	TITLE
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
05/03/2010	
11/03/2010	
15/03/2010	
17/03/2010	
19/03/2010	
23/03/2010	
25/03/2010	
27/03/2010	
31/03/2010	
02/04/2010	
06/04/2010	
08/04/2010	
12/04/2010	
14/04/2010	
16/04/2010	
20/04/2010	Employees Provident Fund Board
22/04/2010	
26/04/2010	
28/04/2010	
30/04/2010	
04/05/2010	
06/05/2010	
11/05/2010	
13/05/2010	
14/05/2010	
20/05/2010	
24/05/2010	
26/05/2010	
31/05/2010	

Kindly acknowledge receipt of the enclosures at the e-mail address mk.yap@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD



[Yap Miow Kien]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), Depositary Receipt (US) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\ 2010\May 2010

SEC, US



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/03/2010 09:25:35 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/03/2010 12:33:59 PM**
Reference No **KLK-100322-7D62C**
Form Version V3.0

Submitted

RECEIVED
2010 JUN -8 A 8:28

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK") - MEMBERS' VOLUNTARY WINDING-UP OF SUBSIDIARY COMPANY

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our previous announcement dated 30 June 2009 in relation to the Members' Voluntary Winding-up of LPF Properties Sdn Bhd, a wholly-owned subsidiary of KLK and wish to announce that LPF Properties Sdn Bhd had on 17 March 2010, lodged the Return By Liquidator Relating To Final Meeting with the Companies Commission of Malaysia. Arising from this, LPF Properties Sdn Bhd will cease as a subsidiary of KLK three months thereafter, i.e. on 17 June 2010 pursuant to Section 272(5) of the Companies Act, 1965.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, US

General Announcement
Reference No **ML-100402-64153**

Submitting Merchant Bank : ECM LIBRA INVESTMENT BANK BERHAD
Company Name : **KUALA LUMPUR KEPONG BERHAD**
Stock Name : KLK
Date Announced : 02/04/2010

Type : Announcement
Subject : KUALA LUMPUR KEPONG BERHAD ("KLK")

EXTENSION OF TIME FOR THE PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY USD 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Contents : We refer to the announcements dated 26 February 2008, 4 April 2008, 8 April 2008, 10 October 2008, 6 April 2009 and 7 April 2009 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad, on behalf of the Board of Directors of KLK, wishes to announce that Bank Negara Malaysia has via its letter dated 31 March 2010, approved an extension of time until 3 April 2011 for KLK Capital Resources (L) Ltd to on-lend the proceeds from the Proposed Exchangeable Bonds Issue to KLK pursuant to ECM10 of the Exchange Control Act, 1953.

In relation to the above, an application for extension of time has been made to the Securities Commission for the implementation of the Proposed Exchangeable Bonds Issue in respect of the issuance of new ordinary shares by KLK and the listing of and quotation for the new KLK ordinary shares during the tenure of the Exchangeable Bonds, the decision of which is still pending.

This announcement is dated 2 April 2010.

Announcement Details :

© 2010, Bursa Malaysia Berhad. All Rights Reserved.

General Announcement
Reference No **ML-100402-64153**

RECEIVED
2010 JUN -8 A 8:28

Submitting Merchant Bank : ECM LIBRA INVESTMENT BANK BERHAD
Company Name : **KUALA LUMPUR KEPONG BERHAD**
Stock Name : KLK
Date Announced : 02/04/2010

Type : Announcement
Subject : KUALA LUMPUR KEPONG BERHAD ("KLK")

EXTENSION OF TIME FOR THE PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY USD 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Contents : We refer to the announcements dated 26 February 2008, 4 April 2008, 8 April 2008, 10 October 2008, 6 April 2009 and 7 April 2009 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad, on behalf of the Board of Directors of KLK, wishes to announce that Bank Negara Malaysia has via its letter dated 31 March 2010, approved an extension of time until 3 April 2011 for KLK Capital Resources (L) Ltd to on-lend the proceeds from the Proposed Exchangeable Bonds Issue to KLK pursuant to ECM10 of the Exchange Control Act, 1953.

In relation to the above, an application for extension of time has been made to the Securities Commission for the implementation of the Proposed Exchangeable Bonds Issue in respect of the issuance of new ordinary shares by KLK and the listing of and quotation for the new KLK ordinary shares during the tenure of the Exchangeable Bonds, the decision of which is still pending.

This announcement is dated 2 April 2010.

Announcement Details :

© 2010, Bursa Malaysia Berhad. All Rights Reserved.

S69UF



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/04/2010 08:28:24 AM**
Submitted by **KUALA LUMPUR KEPONG** on **06/04/2010 12:49:41 PM**
Reference No **KLK-100406-299DC**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	QUARTERLY DISCLOSURE ON PROVISION OF FINANCIAL ASSISTANCE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Pursuant to paragraph 8.23(2) of the Bursa Malaysia Securities Berhad Main Market Listing Requirements, Kuala Lumpur Kepong Berhad wishes to announce that the Company's wholly-owned moneylending subsidiary namely, Ortona Enterprise Sdn Bhd, had neither extended any new loan to any party nor received any loan from any party during the 2nd quarter (Financial Year 2010) ended 31 March 2010.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC/US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **09/04/2010 10:09:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **09/04/2010 04:26:10 PM**
Reference No **KLK-100409-BE20F**
Form Version V3.0

Submitted

RECEIVED 2010 JUN -8 A 8:28

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop March 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of March 2010 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	294,010	277,618
Crude Palm Oil (mt)	72,230	62,148	60,050
Palm Kernel (mt)	15,958	14,370	13,782
Rubber (kg)	2,163,276	1,879,682	2,330,942

	2010								
	Jan	Feb	**Mar**	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	244,331	194,402	**239,201**						
Crude Palm Oil (mt)	52,738	42,664	**51,913**						
Palm Kernel (mt)	11,910	9,611	**11,859**						
Rubber (kg)	2,426,131	2,190,198	**1,528,755**						

SEC,MS



General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/04/2010 08:53:20 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/04/2010 12:40:55 PM**
Reference No **KL-100421-31999**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	NEW SUBSIDIARY: RHEINSEE 311. V V GMBH ("RHEINSEE GMBH")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that Kuala Lumpur Kepong Berhad has acquired a shelf company incorporated in Germany namely, Rheinsee GmbH, on 20 April 2010.

Rheinsee GmbH has an issued and paid-up share capital of Euro25,000 and is currently non-operational.

The intended activities of Rheinsee GmbH are the manufacture and sale of oleochemicals.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

General Announcement
Reference No **ML-100428-64337**

Submitting Merchant Bank : ECM LIBRA INVESTMENT BANK BERHAD
Company Name : **KUALA LUMPUR KEPONG BERHAD**
Stock Name : KLK
Date Announced : 28/04/2010

Type : Announcement
Subject : KUALA LUMPUR KEPONG BERHAD ("KLK")

EXTENSION OF TIME FOR THE PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS ("USD") 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY USD 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Contents : We refer to the announcements dated 26 February 2008, 4 April 2008, 8 April 2008, 10 October 2008, 6 April 2009, 7 April 2009 and 2 April 2010 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad, on behalf of the Board of Directors of KLK, wishes to announce that the Securities Commission has via its letter dated 27 April 2010, approved an extension of time until 2 April 2011 for the implementation of the Proposed Exchangeable Bonds Issue in respect of the issuance of new ordinary shares by KLK and the listing of and quotation for the new KLK ordinary shares during the tenure of the Exchangeable Bonds.

This announcement is dated 28 April 2010.

Announcement Details :

© 2010, Bursa Malaysia Berhad. All Rights Reserved.

SEC, US



General Announcement

Form Version 7 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/05/2010 05:18:17 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/05/2010 05:34:59 PM**
Reference No **KL-100506-62296**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	NEW SUBSIDIARY: RHEINSEE 312. V V GMBH ("RHEINSEE 312")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that Kuala Lumpur Kepong Berhad has acquired a shelf company incorporated in Germany, namely Rheinsee 312, on 5 May 2010.

Rheinsee 312 has an issued and paid-up share capital of Euro25,000 and is currently non-operational.

The intended activities of Rheinsee 312 are the manufacture and sale of oleochemicals

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



RECEIVED

2010 JUN -8 A 8:28

General Announcement

Form Version 7 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **10/05/2010 08:29:05 AM**
Submitted by **KUALA LUMPUR KEPONG** on **10/05/2010 12:33:38 PM**
Reference No **KL-100510-30545**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY") PROPOSED ACQUISITION OF THE ENTIRE INTEREST OF UNIQEMA GMBH & CO. KG ("UG") AND BUSINESS ASSETS USED IN THE BUSINESS OF UG ("THE PROPOSED ACQUISITION")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Please refer to the attachment for announcement details.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Bursa Announcement 10 May 2010.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2010 Bursa Malaysia Berhad. All rights reserved.



KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY") PROPOSED ACQUISITION OF THE ENTIRE INTEREST OF UNIQEMA GMBH & CO. KG ("UG") AND BUSINESS ASSETS USED IN THE BUSINESS OF UG ("THE PROPOSED ACQUISITION")

1. Introduction

The Board of Directors of KLK wishes to announce that the Company had on 7 May 2010, together with its wholly-owned subsidiaries, Rheinsee 311.V V GmbH (to be renamed KLK Emmerich GmbH ("KLKE")) and Rheinsee 312.V V GmbH entered into a conditional sale and purchase agreement ("SPA") with Croda GmbH and Novarom GmbH ("Partnership Sellers"), Croda Chemicals International Limited ("the Business Seller") and Croda International Plc in relation to:

(i) the acquisition by KLKE of the entire partnership interests of UG ("Partner Interests") from the Partnership Sellers; and
(ii) the acquisition by KLKE of certain business assets which are directly used in or for the business carried out by UG at its oleochemical site at Emmerich, Germany ("the Business Assets") from the Business Seller.

The cash consideration for the Partner Interests and Business Assets shall be based on an enterprise value of €60,500,000/- (Euro sixty million and five hundred thousand) on a debt free cash free basis, and be subject to adjustments following Completion.

[€1 is approximately RM4.2]

2. Information on UG

UG was established by Messrs. Jurgens in Emmerich, Germany in 1911 and has since 1930, been owned in succession by Unilever, ICI and Croda . Its legal form is a partnership wholly-owned by Croda Group companies. UG's business is in the manufacture of basic oleochemicals (fatty acids and glycerine) and its Emmerich plant has a production capacity of approximately 150,000 metric tonnes per annum. The products manufactured by UG are used by a wide variety of industries as intermediates for the manufacture of food additives, detergents, fabric softeners, cosmetics, lubricants, plastic additives, etc..

UG's production site is located strategically along the Rhine at Emmerich, close to key customers and raw material supply routes. The site has ample storage tanks and warehousing facilities, its own jetty and is well served by road and rail links.

Wisma Taiko, 1 Jalan S P Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia
Tel: 05-241 7844 Fax: 05-253 5018 (Corporate Division)

3. Details of the Proposed Acquisition

3.1 Salient Terms of the SPA

The purchase price for the Proposed Acquisition shall be a cash consideration based on an enterprise value of €60,500,000/- (Euro sixty million and five hundred thousand) on a debt free cash free basis ("the Price"), such Price being subject to further adjustments, at or shortly after, Completion:

(i) if the working capital calculation differs from €25.4 million at Completion;

(ii) for cash, borrowings (inclusive of net shareholder advances), or current taxation liabilities not normally included within working capital; and

(iii) for gross pension liabilities (comprising of unfunded pension schemes) estimated at €35.2 million which sum is fully deductible from the Price.

The Proposed Acquisition is conditional on the fulfillment of various conditions, including:

(i) The approval of the German Federal Cartel Office confirming that the transaction is approved unconditionally; and

(ii) The approval of Bank Negara Malaysia for the remittance of the purchase consideration.

3.2 Sources of Funding

The Proposed Acquisition will be funded by a combination of KLK's existing cash reserve and bank borrowings.

3.3 Basis of Arriving at Purchase Consideration

The purchase consideration was arrived at on a willing-buyer, willing-seller basis after taking into account the past and projected future earnings of UG.

4. Information on the Sellers

The Sellers are subsidiaries of Croda International Plc. The Croda Group is a leading speciality chemical company with its global headquarters in Cowick Hall, East Yorkshire, England. Founded in 1925, the Croda Group has approximately 3,500 employees worldwide and has commercial and technical centres and manufacturing operations in each major region in the world. Croda International Plc is listed on the London Stock Exchange.

5. Rationale for the Proposed Acquisition

The Proposed Acquisition fits well with KLK's resource-based oleochemical activities as it will be transformed into the business and distribution hub for KLK's oleochemicals division in Europe besides providing KLK with the opportunity to increase its overall manufacturing capacity and product range of fatty acids and glycerine.

UG comes with a large established customer base and is expected to generate overall benefits to KLK's oleochemical business.

6. Effects of the Proposed Acquisition

6.1 Issued and Paid-Up Share Capital

The Proposed Acquisition will not have any effect on the issued and paid-up share capital of KLK as the Proposed Acquisition is to be settled in cash.

6.2 Net Assets per Share

The Proposed Acquisition will not have any effect on the KLK Group's net assets per share.

6.3 Earnings per Share

The Proposed Acquisition is not expected to have any material effect on the earnings of the KLK Group for the financial year ending 30 September 2010. However, it is expected to contribute positively to the future earnings of the KLK Group.

6.4 Substantial Shareholders' Shareholding

The Proposed Acquisition will not have any effect on the shareholdings of the Company's substantial shareholders.

6.5 Gearing

The Proposed Acquisition will have no effect on the gearing of KLK Group.

7. Risk Factors

The Proposed Acquisition is generally subject to certain risks inherent in the manufacturing and distribution of oleochemicals. The KLK Group is already exposed to similar risks via its existing oleochemical operations and will address such risks as part of the KLK Group's ordinary course of business.

Further, the ability of the Proposed Acquisition to generate future profit is linked to the economical and political developments in Germany and the European Union.

8. Approvals Required

As highlighted earlier in section 3.1, the Proposed Acquisition is subject to the following approvals:

(i) The approval of the German Federal Cartel Office; and

(ii) The approval of Bank Negara Malaysia.

The highest percentage ratio applicable to the Proposed Acquisition pursuant to Paragraph 10.02(g) of the Bursa Malaysia Main Market Listing Requirements is 4.5% and as such, it does not fall within the class of transactions which requires shareholders' approval at a General Meeting.

9. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Proposed Acquisition.

10. Directors' Opinion

After considering all aspects of the Proposed Acquisition, the Board of Directors of KLK is of the opinion that the Proposed Acquisition is in the best interest of the Company.

11. Estimated Timeframe for Completion

Barring any unforeseen circumstances, the Proposed Acquisition is expected to be completed by the third quarter of calendar year 2010.

SEC, US



RECEIVED
2010 JUN -8 A 8:28

General Announcement

Submitted

Form Version **7 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **28/04/2010 08:19:29 AM**
Submitted by **KUALA LUMPUR KEPONG** on **13/05/2010 04:15:37 PM**
Reference No **KL-100428-29969**

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)
Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: Listed Companies' Crop April 2010

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We submit below the crop figures for the month of April 2010 :-

Announcement Details :-
(This field is for the details of the announcement, if applicable)

	2009		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	334,519	294,010	277,618
Crude Palm Oil (mt)	72,230	62,148	60,050
Palm Kernel (mt)	15,958	14,370	13,782
Rubber (kg)	2,163,276	1,879,682	2,330,942

	2010								
	Jan	Feb	Mar	**Apr**	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	244,331	194,402	239,201	**225,491**					
Crude Palm Oil (mt)	52,738	42,664	51,913	**47,994**					
Palm Kernel (mt)	11,910	9,611	11,859	**10,682**					
Rubber (kg)	2,426,131	2,190,198	1,528,755	**1,186,577**					

SEC, US



General Announcement

Form Version 7 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/05/2010 12:10:17 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/05/2010 12:44:53 PM**
Reference No **KLK-100515-6E9FF**

Submitted

RECEIVED
2010 JUN -8 A 8: 29

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Type * **Announcement**

Subject *: SCHEDULE FOR RELEASE OF 2ND QUARTER RESULTS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We wish to advise that the 2nd Quarter Results (January to March 2010) of the KLK Group is scheduled for release on Wednesday, 26 May 2010 evening.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachment Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC/MS
RECEIVED
2010 JUN -8 A 8:29



Entitlements (Notice of Book Closure)

Submitted

Form Version **6 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/05/2010 08:23:56 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/05/2010 05:03:06 PM**
Reference No **KL-100522-30235**

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

Entitlement date *	16/07/2010	
Entitlement time *	04:00:00 PM	
Entitlement subject *	Interim Dividend	
Entitlement description *	An interim single tier dividend of 15 sen per share.	
Period of interest payment		to
Financial Year End	30/09/2010	
Share transfer book & register of members will be closed from		to
(both dates inclusive) for the purpose of determining the entitlements		
Registrar's name ,address, telephone no *	Symphony Share Registrars Sdn Bhd 55 Medan Ipoh 1A Medan Ipoh Bistari 31400 Ipoh, Perak Malaysia Tel: 605-547 4833	
Payment date	09/08/2010	
<u>A depositor shall qualify for the entitlement only in respect of:</u>		
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers *	16/07/2010	
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	14/07/2010	

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	
Entitlement indicator *	Currency
Currency	Malaysian Ringgit (MYR)
Entitlement in Currency *	0.15
Remarks	

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, US

RECEIVED
2010 JUN -9 A 8:29



Financial Results

Form Version **8 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON2** on **28/04/2010 08:22:41 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/05/2010 05:03:08 PM**
Reference No **KL-100428-30161**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	mk.yap@klk.com.my

Part A : To be filled by Public Listed Company

*** Financial Year End**	**30/09/2010**
*** Quarter**	**2 Qtr**
*** Quarterly report for the financial period ended**	**31/03/2010**
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

2nd qtrly rpt 2010.pdf

Remarks

- DEFAULT CURRENCY
- OTHER CURRENCY

Currency Malaysian Ringgit (MYR)

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended * 31/03/2010

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2010	31/03/2009	31/03/2010	31/03/2009
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Revenue	1,901,301	1,438,560	3,649,017	3,321,442
2. Profit/(loss) before tax	229,464	158,108	628,934	305,202
3. Profit/(loss) for the period	228,218	116,635	483,821	186,130
4. Profit/(loss) attributable to ordinary equity holders of the parent	215,938	112,681	457,754	178,526
5. Basic earnings/(loss) per share (Subunit)	20.28	10.58	42.98	16.76
6. Proposed/Declared dividend per share (Subunit)	15.00	10.00	15.00	10.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent ($$)	5.3600	5.2900

Remarks :

An interim single tier dividend of 15 sen per share has been declared by the Directors in respect of the financial year ending 30 September 2010 (2009 : single tier dividend of 10 sen per share).

Definition of Subunit:

In a currency system, there is usually a main unit (base) and subunit that is a fraction amount of the main unit. Example for the subunit as follows:

Country	Base Unit	Subunit
Malaysia	Ringgit	Sen
United States	Dollar	Cent
United Kingdom	Pound	Pence

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2010	31/03/2009	31/03/2010	31/03/2009
	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000	[dd/mm/yyyy] $$'000
1. Gross interest income	6,144	5,746	12,537	11,398
2. Gross interest expense	14,140	17,053	29,014	35,863

Remarks :

Note: The above information is for the Exchange internal use only.



KUALA LUMPUR KEPONG BERHAD

(15043-V)
(Incorporated in Malaysia)

Interim Financial Report
For the second quarter ended 31 March 2010



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the second quarter ended 31 March 2010
(The figures have not been audited.)

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 March		6 months ended 31 March	
		2010	2009	2010	2009
		RM'000	RM'000	RM'000	RM'000
Revenue		1,901,301	1,438,560	3,649,017	3,321,442
Operating expenses		(1,619,352)	(1,275,326)	(3,059,783)	(3,056,911)
Other operating income		18,399	1,858	52,449	56,217
Finance costs		(14,140)	(17,053)	(29,014)	(35,863)
Share of results of associates		13,256	10,069	16,265	20,317
Profit before taxation		299,464	158,108	628,934	305,202
Tax expense		(71,246)	(41,473)	(145,113)	(119,072)
Net profit for the period		228,218	116,635	483,821	186,130
Attributable to :-					
Equity holders of the Company		215,938	112,681	457,754	178,526
Minority interests		12,280	3,954	26,067	7,604
		228,218	116,635	483,821	186,130
		Sen	Sen	Sen	Sen
Earnings per share	- Basic	20.28	10.58	42.98	16.76
	- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 March 2010
(The figures have not been audited.)

	31 March 2010	30 September 2009
	RM'000	RM'000
Assets		
Property, plant and equipment	2,444,368	2,487,800
Investment properties	5,067	5,086
Prepaid lease payments	358,035	357,441
Biological assets	1,656,311	1,575,878
Land held for property development	196,527	195,790
Goodwill on consolidation	293,272	296,950
Intangible assets	27,429	31,577
Investments in associates	197,682	210,379
Other investments	274,406	244,452
Deferred tax assets	11,506	9,833
Total non-current assets	5,464,603	5,415,186
Inventories	972,875	882,050
Biological assets	959	4,260
Trade and other receivables	874,822	929,186
Tax recoverable	13,072	19,302
Property development costs	14,222	18,735
Assets held for sale	43,131	43,131
Cash and cash equivalents	1,206,188	1,292,481
Total current assets	3,125,269	3,189,145
Total assets	**8,589,872**	**8,604,331**
Equity		
Share capital	1,067,505	1,067,505
Reserves	4,655,452	4,579,951
	5,722,957	5,647,456
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the Company	5,709,510	5,634,009
Minority interests	309,794	308,760
Total equity	**6,019,304**	**5,942,769**
Liabilities		
Deferred tax liabilities	250,900	251,072
Provision for retirement benefits	41,809	44,165
Borrowings	1,089,267	1,122,726
Total non-current liabilities	1,381,976	1,417,963
Trade and other payables	666,938	573,662
Borrowings	456,249	627,427
Tax payable	65,405	42,510
Total current liabilities	1,188,592	1,243,599
Total liabilities	**2,570,568**	**2,661,562**
Total equity and liabilities	**8,589,872**	**8,604,331**
Net assets per share attributable to equity holders of the Company (RM)	5.36	5.29

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the second quarter ended 31 March 2010
(The figures have not been audited.)

	← Attributable to the equity holders of the Company							→		
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	Retained earnings	Treasury shares	Total	Minority interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2009	1,067,505	880,131	81,121	27,715	194,242	3,396,742	(13,447)	5,634,009	308,760	5,942,769
Net gain/(loss) not recognised in the income statement	-	1,649	-	(2)	(62,608)	(1,803)	-	(62,764)	(7,042)	(69,806)
Net profit for the period	-	-	-	-	-	457,754	-	457,754	26,067	483,821
Dividend paid	-	-	-	-	-	(319,489)	-	(319,489)	-	(319,489)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(17,991)	(17,991)
At 31 March 2010	1,067,505	881,780	81,121	27,713	131,634	3,533,204	(13,447)	5,709,510	309,794	6,019,304
At 1 October 2008	1,067,505	875,952	49,759	27,714	151,628	3,377,983	(13,447)	5,537,094	202,913	5,740,007
Net gain/(loss) not recognised in the income statement	-	83	-	2	(117,827)	(85)	-	(117,827)	57,204	(60,623)
Net profit for the period	-	-	-	-	-	178,526	-	178,526	7,604	186,130
Dividend paid	-	-	-	-	-	(465,922)	-	(465,922)	-	(465,922)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	-	(2,352)	(2,352)
At 31 March 2009	1,067,505	876,035	49,759	27,716	33,801	3,090,502	(13,447)	5,131,871	265,369	5,397,240

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the second quarter ended 31 March 2010
(The figures have not been audited.)

	6 months ended 31 March	
	2010	2009
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	628,934	305,202
Adjustment for non-cash flow :-		
Non-cash items	66,599	238,500
Non-operating items	9,850	15,502
Operating profit before working capital changes	705,383	559,204
Working capital changes :-		
Net change in current assets	(49,700)	427,308
Net change in current liabilities	68,776	(116,513)
Cash generated from operations	724,459	869,999
Interest paid	(28,019)	(30,196)
Tax paid	(115,157)	(212,436)
Retirement benefits paid	(2,908)	(680)
Net cash generated from operating activities	578,375	626,687
Cash Flows from Investing Activities		
Equity investments	13,861	56,360
Other investments	(160,765)	(138,035)
Net cash used in investing activities	(146,904)	(81,675)
Cash Flows from Financing Activities		
Bank borrowings	(183,126)	109,652
Dividend paid to shareholders of the Company	(319,489)	(465,922)
Dividends paid to minority shareholders	(17,991)	(2,352)
Issue of shares to minority shareholders	-	15,000
Net cash used in financing activities	(520,606)	(343,622)
Net (decrease)/increase in cash and cash equivalents	(89,135)	201,390
Cash and cash equivalents at 1 October	1,274,677	1,132,962
	1,185,542	1,334,352
Foreign exchange difference on opening balance	(4,619)	(22,789)
Cash and cash equivalents at 31 March	1,180,923	1,311,563

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2009.



KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by FRS 134

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Financial Reporting Standard ("FRS") 134 *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad ("BMSB").

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2009 except for the adoption of FRS 8 *Operating Segments* which became effective from annual period beginning 1 October 2009.

The adoption of FRS 8 does not have any significant impact on the Group's financial statements.

A2. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A3. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A4. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A5. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A6. Dividends Paid

	6 months ended 31 March	
	2010	2009
	RM'000	RM'000
Dividend proposed in Year 2009, paid in Year 2010 :-		
Final 30 sen per share single tier	319,489	-
(2009 : 45 sen gross per share less 25% income tax; and	-	359,426
10 sen per share tax exempt)	-	106,496
	319,489	465,922

Dividends are paid on the number of outstanding shares in issue and fully paid of 1,064,965,692 (2009 : 1,064,965,692).

A7. Segment Information

Segment information is presented in respect of the Group's reportable segments which are based on the Group's management and internal reporting structure.



Notes to Interim Financial Report
(Continued)

(a) Segment revenue and results

	Plantations	Manufacturing	Retailing	Property Development	Investment Holding/ Others	Elimination	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
6 months ended 31 March 2010							
Revenue							
External revenue	1,805,285	1,420,661	372,535	15,165	35,371	-	3,649,017
Inter-segment revenue	121,680	9,594	-	-	14,832	(146,106)	-
Total revenue	1,926,965	1,430,255	372,535	15,165	50,203	(146,106)	3,649,017
Results							
Operating results	503,624	60,535	32,677	3,525	24,608	-	624,969
Finance costs	(318)	(8,019)	(415)	-	(20,262)	-	(29,014)
Share of results of associates	8,345	8,741	-	(423)	(398)	-	16,265
Segment results	511,651	61,257	32,262	3,102	3,948	-	612,220
Corporate income							16,714
Profit before taxation							628,934
6 months ended 31 March 2009							
Revenue							
External revenue	1,652,747	1,245,581	364,150	23,882	35,082	-	3,321,442
Inter-segment revenue	131,980	9,050	43	-	13,629	(154,702)	-
Total revenue	1,784,727	1,254,631	364,193	23,882	48,711	(154,702)	3,321,442
Results (restated)							
Operating results	478,675	89	(9,001)	6,822	23,503	-	500,088
Finance costs	(628)	(12,955)	(1,898)	-	(20,382)	-	(35,863)
Share of results of associates	11,584	8,902	-	(169)	-	-	20,317
Segment results	489,631	(3,964)	(10,899)	6,653	3,121	-	484,542
Corporate expense							(179,340)
Profit before taxation							305,202

(b) Segment assets

	Plantations	Manufacturing	Retailing	Property Development	Investment Holding/ Others	Consolidated
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
As at 31 March 2010						
Operating assets	3,762,561	2,655,308	351,157	341,122	1,257,464	8,367,612
Associates	51,717	115,455	-	17,023	13,487	197,682
Segment assets	3,814,278	2,770,763	351,157	358,145	1,270,951	8,565,294
Tax assets						24,578
Total assets						8,589,872
As at 30 September 2009						
Operating assets	3,744,372	2,591,601	350,142	352,882	1,325,820	8,364,817
Associates	48,651	121,993	-	24,946	14,789	210,379
Segment assets	3,793,023	2,713,594	350,142	377,828	1,340,609	8,575,196
Tax assets						29,135
Total assets						8,604,331

Notes to Interim Financial Report
(Continued)

A8. Events Subsequent to Balance Sheet Date

(a) On 20 April 2010 and 5 May 2010, the Company acquired two shelf companies incorporated in Germany, namely Rheinsee 311.V V GmbH ("Rheinsee 311") and Rheinsee 312.V V GmbH ("Rheinsee 312") respectively.

Rheinsee 311 and Rheinsee 312 have an issued and paid-up share capital of Euro25,000 each and are currently non-operational.

The intended activities of these two companies are the manufacture and sale of oleochemicals.

(b) On 7 May 2010, the Company together with its wholly-owned subsidiaries, Rheinsee 311 (to be renamed KLK Emmerich GmbH ("KLKE")) and Rheinsee 312 entered into a conditional sale and purchase agreement with Croda GmbH and Novarom GmbH ("Partnership Sellers"), Croda Chemicals International Limited ("the Business Seller") and Croda International Plc in relation to :-

(i) the acquisition by KLKE of the entire partnership interests of Uniqema GmbH & Co. KG ("UG") ("Partner Interests") from the Partnership Sellers; and

(ii) the acquisition by KLKE of certain business assets which are directly used in or for the business carried out by UG at its oleochemical site at Emmerich, Germany ("the Business Assets") from the Business Seller.

UG's business is in the manufacture of basic oleochemicals (fatty acids and glycerine) which are used by a wide variety of industries as intermediates for the manufacture of food additives, detergents, fabric softeners, cosmetics, lubricants, plastic additives, etc.

The cash consideration for the Partner Interests and Business Assets shall be based on an enterprise value of Euro60.5 million on a debt free cash free basis, and be subject to adjustments following the completion of the acquisition.

The proposed acquisition is subject to the approvals of the German Federal Cartel Office and Bank Negara Malaysia.

Barring any unforeseen circumstances, the proposed acquisition is expected to be completed by the third quarter of calendar year 2010.

A9. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiaries and long term investments, restructurings and discontinued operations during the current quarter under review.

A10. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

2nd Quarter FY2010 vs 2nd Quarter FY2009

For the 2nd quarter, the Group recorded a sharp rise of 89.4% in the pre-tax profit to RM299.5 million compared to the same quarter last year. Plantations profit rose 41.8% to RM277.3 million which was achieved through favourable commodity prices as well as higher crop production of both FFB and rubber. The CPO average selling price (ex-mill) was RM2,509/mt (2QFY2009 : RM2,072/mt) and that of all grades rubber (ex-factory) was RM9.56/kg (2QFY2009 : RM6.03/kg). With the stronger performance from oleochemical division, the manufacturing sector's profit was substantially higher at RM40.0 million (2QFY2009 : RM3.8 million). The retailing sector reported a 50.1% reduction in loss to RM19.9 million. For the current quarter, there was a write-back of RM13.2 million on the allowance for diminution in value of investment.

Notes to Interim Financial Report
(Continued)

Todate 2nd Quarter FY2010 vs Todate 2nd Quarter FY2009

The Group's interim profit before taxation surged 106.1% to RM628.9 million from that of the previous year. The following had contributed to the improved results :-

(i) plantations profit was up 4.5% to RM511.7 million with improved contribution from the rubber segment due to the increase in selling price (ex-factory) of all grades rubber to RM8.70/kg (Todate 2QFY2009 : RM7.06/kg). Despite the increase in CPO selling price (ex-mill) to RM2,319/mt (Todate 2QFY2009 : RM2,240/mt), the palm products segment registered a marginally lower profit due to the high cost of bringing new fields into harvesting in Kalimantan Timur and the continuing rehabilitation work in Sumatera Utara;

(ii) manufacturing sector achieved a profit of RM61.3 million on the back of a higher turnover (Todate 2QFY2009 : loss RM4.0 million);

(iii) retailing sector registered a profit of RM32.3 million (Todate 2QFY2009 : loss RM10.9 million) which came from higher revenue and lower operating expenses; and

(iv) write-back of RM32.5 million on the allowance for diminution in value of investment as against preceding year's allowance of RM163.4 million.

B2. Variation of Results to Preceding Quarter

2nd Quarter FY2010 vs 1st Quarter FY2010

The Group's 2nd Quarter's pre-tax profit fell 9.1% to RM299.5 million compared to the preceding quarter. Plantations profit had improved to RM277.3 million (1QFY2010 : RM234.4 million) mainly due to better commodity prices. The oleochemical division registered higher earnings of RM47.1 million (1QFY2010 : RM29.9 million) owing to better demand. However, the retailing sector incurred a loss of RM19.9 million (1QFY2010 : profit RM52.2 million) due to seasonal factors.

B3. Current Year Prospects

The Group anticipates the results for the current financial year to be much better based on the following:-

(i) plantations profit will continue to be satisfactory in view of the prevailing commodity prices and the expected higher FFB production; and

(ii) improvement in the performance of the oleochemical sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

Notes to Interim Financial Report
(Continued)

B5. Tax Expense

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2010 RM'000	2009 RM'000	2010 RM'000	2009 RM'000
Current tax expense				
Malaysian taxation	43,150	33,375	85,854	86,593
Overseas taxation	27,781	4,724	60,780	26,886
	70,931	38,099	146,634	113,479
Deferred tax				
Relating to origination and reversal of temporary differences	206	3,210	(30)	2,685
	71,137	41,309	146,604	116,164
(Over)/Under provision in respect of previous years				
Malaysian taxation	(65)	15	(83)	795
Overseas taxation	174	149	(1,408)	2,113
	109	164	(1,491)	2,908
	71,246	41,473	145,113	119,072

The effective tax rates for the current quarter and financial year-to-date are lower than the statutory tax rate mainly due to tax incentives claimed by the Group and non-taxable income which largely consisted of write-back of allowance for diminution in value of investment.

B6. Sale of Unquoted Investments and Properties

(a) There were no disposals of unquoted investments during the financial period ended 31 March 2010 (31 March 2009 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2010 RM'000	2009 RM'000	2010 RM'000	2009 RM'000
Surplus arising from government acquisition of land	-	-	-	1,162

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 March		Cumulative Quarter 6 months ended 31 March	
	2010 RM'000	2009 RM'000	2010 RM'000	2009 RM'000
Purchases of quoted securities	2,846	1,079	3,837	7,658
Sales proceeds of quoted securities	1,640	6,492	4,580	17,549
Surplus on sales of quoted securities	377	2,820	652	2,456



Notes to Interim Financial Report
(Continued)

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 March 2010	30 September 2009
	RM'000	RM'000
At cost		
Associate	37,838	37,838
Other investments	351,596	353,892
	389,434	391,730
At carrying value less allowance		
Associate	-	-
Other investments	273,467	243,476
	273,467	243,476
At market value		
Associate	25,948	14,435
Other investments	285,633	249,980
	311,581	264,415

B8. Status of Corporate Proposals Announced

The Company has proposed to issue up to USD300 million nominal value of 5-year unsecured guaranteed exchangeable bonds ("Proposed Exchangeable Bonds Issue") via KLK Capital Resources (L) Ltd, a wholly-owned subsidiary incorporated in the Federal Territory of Labuan. The Exchangeable Bonds may be exchangeable into new ordinary shares of RM1.00 each in the Company.

Approvals have been obtained from the relevant authorities.

The Company has yet to implement the Proposed Exchangeable Bonds Issue due to prevailing market conditions. The Securities Commission and Bank Negara Malaysia have approved an extension of time until 2 April 2011 and 3 April 2011 respectively.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 March 2010		30 September 2009	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	4,182	Rmb8,716	1,901	Rmb3,716
- Unsecured	21,879	USD6,680	199,953	USD57,330
	22,262	GBP4,517	27,941	GBP5,033
	52,778	Rmb110,000	76,725	Rmb150,000
	70,416		74,083	
	167,335		378,702	
	171,517		380,603	

Notes to Interim Financial Report

(Continued)

	31 March 2010		30 September 2009	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(ii) Bank Overdraft				
- Secured	10,497	Euro2,385	-	
- Unsecured	10,774	GBP2,186	10,657	GBP1,919
	3,994	HKD9,484	4,058	HKD9,017
	-		3,089	CAD963
	14,768		17,804	
	25,265		17,804	
(iii) Short Term Borrowings				
- Secured	39,611	Euro9,000	45,802	Euro9,000
- Unsecured	45,853	USD14,000	48,901	USD14,000
	9,596	Rmb20,000	10,230	Rmb20,000
	-		376	Euro74
	164,407		123,711	
	219,856		183,218	
	259,467		229,020	
Total repayable within 12 months	456,249		627,427	
(b) Repayable after 12 months :-				
(i) Term Loans				
- Secured	3,563	Rmb7,426	4,749	Rmb9,284
- Unsecured	73,039	USD22,330	89,233	USD25,670
	205	GBP41	240	GBP43
	512,460		528,504	
	585,704		617,977	
	589,267		622,726	
(ii) Islamic Medium Term Notes				
- Unsecured	500,000		500,000	
Total repayable after 12 months	1,089,267		1,122,726	

B10. Financial Instruments with Off Balance Sheet Risk

(a) The forward exchange contracts entered into by the Group as at 19 May 2010 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount	Equivalent Amount	Maturing within One Year	In the Second Year
		Million	RM million	RM million	RM million
Sale contracts	GBP	2.1	10.5	10.5	-
	EURO	26.0	115.2	115.2	-
	USD	235.5	779.1	779.1	-
Purchase contracts	USD	7.1	23.7	23.3	0.4

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

Notes to Interim Financial Report
(Continued)

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

(b) The commodity future contracts entered into by the Group as at 19 May 2010 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Contracted Amount	Maturing within One Year
	RM million	RM million
Sale contracts	47.3	47.3

These commodity contracts were entered into with the objective of managing and hedging the Group's exposure to the adverse price movements in the vegetable oil commodities.

The credit risk for the commodity future contracts is minimal as these contracts were entered into with brokers of commodity exchanges. Any gains or losses arising from these contracts are deferred until the date of such transactions at which time they are included in the measurement of such transactions.

(c) KL-Kepong Industrial Holdings Sdn Bhd ("KLKIH") and Barry Callebaut Group ("BCG") had on 31 March 2008 entered into a Joint Venture Agreement which stipulates the manner in which Barry Callebaut Malaysia Sdn Bhd (formerly known as KL-Kepong Cocoa Products Sdn Bhd) ("BCM") shall be managed and the way in which KLKIH and BCG shall exercise their rights as shareholders of BCM.

Under the Joint Venture Agreement :-

(i) KLKIH may exercise a put option to require BCG to acquire the remaining 40% shares in BCM held by KLKIH for RM117.7 million which is inclusive of BCM's working capital; and

(ii) BCG may also exercise a call option to require KLKIH to sell the remaining 40% shares in BCM held by KLKIH based on the value of 9 times of the audited average EBITDA of the 3 financial years prior to the exercise of the Call Option plus cash minus all interest bearing debts at that point of time.

Both the put option and call option may be exercised by KLKIH and BCG respectively between the second anniversary and the fifth anniversary starting from 30 April 2008.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) An interim single tier dividend of 15 sen per share has been declared by the Directors in respect of the financial year ending 30 September 2010 (2009 : single tier dividend of 10 sen per share) and will be paid on 9 August 2010 to shareholders registered on the Company's Register of Members as at 16 July 2010.

Notes to Interim Financial Report
(Continued)

A Depositor with the Bursa Malaysia Depository Sdn Bhd shall qualify for entitlement to the dividend only in respect of :-

(i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 14 July 2010 in respect of shares which are exempted from mandatory deposit;

(ii) Shares transferred into the Depositor's securities account before 4.00 p.m. on 16 July 2010 in respect of transfers; and

(iii) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of the Bursa Malaysia Securities Berhad.

(b) The total dividend for the current financial year to-date is single tier dividend of 15 sen per share (2009 : single tier dividend of 10 sen per share).

B13. Earnings Per Share
Basic earnings per share
The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the Company by the weighted average number of shares of the Company in issue during the period.

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 March		6 months ended 31 March	
	2010	2009	2010	2009
(a) Net profit for the period attributable to equity holders of the Company (RM'000)	215,938	112,681	457,754	178,526
(b) Weighted average number of shares	1,064,965,692	1,064,965,692	1,064,965,692	1,064,965,692
(c) Earnings per share (sen)	20.28	10.58	42.98	16.76

B14. Audit Report
The audit report for the financial year ended 30 September 2009 was not subject to any qualifications.

By Order of the Board
YAP MIOW KIEN
FAN CHEE KUM
Company Secretaries

26 May 2010



sec, us

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **05/03/2010 11:52:50 AM**
Submitted by **KUALA LUMPUR KEPONG** on **05/03/2010 02:22:13 PM**
Reference No **KLK-100305-5510A**
Form Version V3.0

Submitted

RECEIVED 2010 JUN -8 A 8:29

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*01/03/2010	*204,800	
Disposed	01/03/2010	181,400	
Disposed	02/03/2010	500,000	
Acquired	02/03/2010	20,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	168,655,550
Direct (%)	15.84

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	168,655,550
Date of notice *	02/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC/aus

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/03/2010 03:37:00 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/03/2010 04:10:05 PM**
Reference No **KLK-100311-9D6FC**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*09/02/2010	*30,000	
Disposed	05/03/2010	78,400	
Disposed	08/03/2010	500,700	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	167,392,250
Direct (%)	15.72

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	167,392,250
Date of notice *	08/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

Sec, us



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/03/2010 10:45:01 AM**
Submitted by **KUALA LUMPUR KEPONG** on **15/03/2010 12:09:34 PM**
Reference No **KLK-100315-F1BDC**
Form Version V3.0

Submitted

Company Information

Main Market Company

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*04/03/2010	*100,000	
Disposed	09/03/2010	414,800	
Disposed	10/03/2010	796,600	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	166,080,850
Direct (%)	15.59

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	166,080,850
Date of notice *	10/03/2010
Remarks	lsl

© 2010 Bursa Malaysia Berhad. All rights reserved.



sec, ms

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/03/2010 12:46:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/03/2010 01:29:48 PM**
Reference No **KLK-100317-A3569**
Form Version V3.0

Submitted

RECEIVED 2010 JUN -8 A 8:29

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*10/03/2010	*100,000	
Disposed	11/03/2010	100,000	
Disposed	11/03/2010	104,600	
Acquired	12/03/2010	120,000	
Disposed	12/03/2010	753,700	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	165,142,550

Direct (%)	15.51
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	165,142,550
Date of notice *	12/03/2010
Remarks	Isl

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, MS



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **19/03/2010 11:38:58 AM**
Submitted by **KUALA LUMPUR KEPONG** on **19/03/2010 04:09:42 PM**
Reference No **KLK-100319-40C38**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*16/12/2009	*1,342,500	
Disposed	16/12/2009	442,500	
Acquired	08/03/2010	450,000	
Acquired	10/03/2010	400,000	
Acquired	12/03/2010	200,000	
Disposed	15/03/2010	664,900	
Disposed	16/03/2010	1,138,500	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct

Direct (units)	165,289,150
Direct (%)	15.52
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	165,289,150
Date of notice *	16/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/03/2010 03:42:45 PM**
Submitted by **KUALA LUMPUR KEPONG** on **23/03/2010 04:13:51 PM**
Reference No **KLK-100323-A5DC1**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*12/03/2010	*300,000	
Acquired	12/03/2010	50,000	
Disposed	17/03/2010	1,000,000	
Disposed	17/03/2010	81,000	
Disposed	18/03/2010	495,600	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	163,462,550

Direct (%)	15.35
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	163,462,550
Date of notice *	18/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, UJ



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/03/2010 12:28:55 PM**
Submitted by **KUALA LUMPUR KEPONG** on **25/03/2010 01:29:32 PM**
Reference No **KLK-100325-89EE4**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

RECEIVED 2010 JUN -8 A 8:49

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*18/03/2010	*70,000	
Acquired	19/03/2010	80,000	
Acquired	19/03/2010	500,000	
Disposed	19/03/2010	660,000	
Acquired	22/03/2010	75,500	
Disposed	22/03/2010	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct

Direct (units)	162,528,050
Direct (%)	15.26
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,528,050
Date of notice *	22/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

Sec, ws


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **27/03/2010 11:53:27 AM**
Submitted by **KUALA LUMPUR KEPONG** on **27/03/2010 12:28:44 PM**
Reference No **KLK-100327-55FA8**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*23/03/2010	*340,900	
Disposed	23/03/2010	682,400	
Disposed	24/03/2010	1,200,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	160,986,550
Direct (%)	15.12

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	160,986,550
Date of notice *	24/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



Sec, US

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **31/03/2010 12:08:50 PM**
Submitted by **KUALA LUMPUR KEPONG** on **31/03/2010 01:26:25 PM**
Reference No **KLK-100331-6C855**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

RECEIVED 2010 JUN -8 A 8:49

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*16/03/2010	*300,000	
Acquired	19/03/2010	100,000	
Acquired	24/03/2010	52,100	
Acquired	24/03/2010	150,000	
Acquired	25/03/2010	653,000	
Disposed	25/03/2010	1,102,200	
Disposed	26/03/2010	1,500,000	
Acquired	26/03/2010	200,000	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	159,839,450
Direct (%)	15.01
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	159,839,450
Date of notice *	26/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC,MS



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/04/2010 02:55:44 PM**
Submitted by **KUALA LUMPUR KEPONG** on **02/04/2010 03:27:34 PM**
Reference No **KLK-100402-60FBC**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

RECEIVED 2010 JUN -8 A 8:49

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/03/2010	*59,000	
Disposed	29/03/2010	500,000	
Acquired	30/03/2010	77,400	
Disposed	30/03/2010	545,000	
Disposed	30/03/2010	119,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager,
Nature of interest *	Direct
Direct (units)	158,811,850

Direct (%)	14.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,811,850
Date of notice *	30/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC/US
RECEIVED
2010 JUN -8 A 8:49

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/04/2010 12:34:45 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/04/2010 03:41:55 PM**
Reference No **KLK-100406-927A3**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*31/03/2010	*123,300	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	158,688,550
Direct (%)	14.9
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	158,688,550
Date of notice *	31/03/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.


BURSA MALAYSIA

SEC US
RECEIVED
2010 JUN -8 A 8:49

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **08/04/2010 02:45:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **08/04/2010 04:07:20 PM**
Reference No **KLK-100408-52264**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*01/04/2010	*62,300	
Disposed	02/04/2010	34,500	

Circumstances by reason of which change has occurred *	Sales of equity
Nature of interest *	Direct
Direct (units)	158,591,750
Direct (%)	14.89
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	158,591,750
Date of notice *	02/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SECing



RECEIVED
2010 JUN -8 A 8:29

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/04/2010 11:48:18 AM**
Submitted by **KUALA LUMPUR KEPONG** on **12/04/2010 03:29:46 PM**
Reference No **KLK-100412-4E6DA**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*05/04/2010	*180,000	
Acquired	06/04/2010	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	159,271,750
Direct (%)	14.96
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	159,271,750
Date of notice *	06/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

sec, ug



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/04/2010 03:30:57 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/04/2010 04:05:52 PM**
Reference No **KLK-100414-94945**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*07/04/2010	*137,400	
Acquired	08/04/2010	263,500	
Disposed	08/04/2010	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	158,672,650
Direct (%)	14.9

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,672,650
Date of notice *	08/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC, US
RECEIVED
2010 JUN -8 A 8:29

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **16/04/2010 12:05:52 PM**
Submitted by **KUALA LUMPUR KEPONG** on **16/04/2010 02:22:38 PM**
Reference No **KLK-100416-682B4**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*25/03/2010	*47,900	
Disposed	31/03/2010	100,000	
Disposed	06/04/2010	30,000	
Disposed	08/04/2010	70,000	
Acquired	09/04/2010	29,300	
Disposed	09/04/2010	360,000	
Acquired	12/04/2010	380,800	
Disposed	12/04/2010	486,500	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity

Nature of interest *	Direct
Direct (units)	158,084,150
Direct (%)	14.84
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,084,150
Date of notice *	12/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC(US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/04/2010 03:48:34 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/04/2010 04:26:53 PM**
Reference No **KLK-100420-AE63E**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*31/03/2010	*20,000	
Disposed	01/04/2010	50,000	
Disposed	13/04/2010	232,700	
Acquired	14/04/2010	182,800	
Disposed	14/04/2010	271,300	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	157,732,950

Direct (%)	14.81
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	157,732,950
Date of notice *	14/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, wy


BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/04/2010 02:54:36 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/04/2010 03:25:23 PM**
Reference No **KLK-100422-5F535**
Form Version V3.0

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*15/04/2010	*152,000	
Acquired	16/04/2010	376,200	
Disposed	16/04/2010	322,100	

Circumstances by reason of which change has occurred *	Sales of equity and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	157,635,050
Direct (%)	14.8

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	157,635,050
Date of notice *	16/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC/US



RECEIVED
2010 JUN -8 A 8:29

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/04/2010 11:38:46 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/04/2010 12:31:55 PM**
Reference No **KLK-100424-407AF**

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*19/04/2010	*273,200	
Acquired	20/04/2010	523,900	
Disposed	20/04/2010	20,800	
Disposed	20/04/2010	250,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	158,161,350

Direct (%)	14.85
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,161,350
Date of notice *	20/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC, US
RECEIVED
2010 JUN -8 A 8:-0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/04/2010 12:21:09 PM**
Submitted by **KUALA LUMPUR KEPONG** on **28/04/2010 02:31:19 PM** .
Reference No **KLK-100428-7E8D0**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*21/04/2010	*114,900	
Acquired	22/04/2010	29,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	158,306,050
Direct (%)	14.86

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,306,050
Date of notice *	22/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC MY
RECEIVED
2010 JUN -8 A 8:-0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/04/2010 12:23:56 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/04/2010 03:05:20 PM**
Reference No **KLK-100430-82A2A**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*26/04/2010	*45,400	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	158,351,450
Direct (%)	14.87
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	158,351,450
Date of notice *	26/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

SEC, US



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **04/05/2010 12:19:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **04/05/2010 03:26:42 PM**
Reference No **KLK-100504-7B7DC**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Disposed	*27/04/2010	*35,200	
Acquired	28/04/2010	66,500	
Acquired	28/04/2010	50,000	

Circumstances by reason of which change has occurred *	Sale of equity managed by Portfolio Manager, Purchase of shares on open market and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	158,432,750
Direct (%)	14.88

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,432,750
Date of notice *	28/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEGW
RECEIVED
2010 JUN -8 A 8:-0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **06/05/2010 02:13:09 PM**
Submitted by **KUALA LUMPUR KEPONG** on **06/05/2010 02:35:27 PM**
Reference No **KLK-100506-229DE**

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

__Particulars of substantial Securities Holder__

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

__Details of changes__

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/04/2010	*72,100	
Disposed	30/04/2010	229,900	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sale of equity
Nature of interest *	Direct
Direct (units)	158,274,950
Direct (%)	14.86

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,274,950
Date of notice *	30/04/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.


BURSA MALAYSIA

RECEIVED
2010 JUN -8 A 8:20

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/05/2010 03:27:17 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/05/2010 04:10:18 PM**
Reference No **KLK-100511-8F343**

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*29/04/2010	*80,000	
Disposed	03/05/2010	20,500	
Disposed	04/05/2010	43,200	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sale of equity and Sale of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	158,291,250
Direct (%)	14.86

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,291,250
Date of notice *	04/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.


BURSA MALAYSIA

RECEIVED
2010 JUN -8 A 8:30

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **12/05/2010 04:00:05 PM**
Submitted by **KUALA LUMPUR KEPONG** on **13/05/2010 12:01:16 PM**
Reference No **KLK-100512-BF3FC**

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*05/05/2010	*1,126,000	
Disposed	05/05/2010	246,800	
Acquired	05/05/2010	45,000	
Disposed	05/05/2010	500,000	
Acquired	06/05/2010	75,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sale of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	158,790,450

Direct (%)	14.91
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,790,450
Date of notice *	06/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.

Sec, us



Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **14/05/2010 03:24:34 PM**
Submitted by **KUALA LUMPUR KEPONG** on **14/05/2010 04:13:13 PM**
Reference No **KLK-100514-8B392**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
* **Company name**	KUALA LUMPUR KEPONG BERHAD
* **Stock name**	KLK
* **Stock code**	2445
* **Contact person**	Yap Miow Kien
* **Designation**	Company Secretary
* **Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*07/05/2010	*204,300	
Disposed	07/05/2010	250,000	

Circumstances by reason of which change has occurred *	Sale of equity managed by Portfolio Manager and Purchase of shares on open market
Nature of interest *	Direct
Direct (units)	158,744,750
Direct (%)	14.91

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,744,750
Date of notice *	10/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC, US RECEIVED 2010 JUN -8 A 8:3?

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **20/05/2010 02:56:51 PM**
Submitted by **KUALA LUMPUR KEPONG** on **20/05/2010 04:13:36 PM**
Reference No **KLK-100520-629F5**

Submitted

Company Information

Main Market Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*13/05/2010	*76,000	
Acquired	14/05/2010	8,200	
Disposed	14/05/2010	40,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sale of equity
Nature of interest *	Direct
Direct (units)	158,788,950
Direct (%)	14.91

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	158,788,950
Date of notice *	14/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC/US
RECEIVED
2010 JUN -8 A 8:30

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/05/2010 12:25:38 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/05/2010 12:34:28 PM**
Reference No **KLK-100522-851E0**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*17/05/2010	*294,800	
Acquired	18/05/2010	399,800	

Circumstances by reason of which change has occurred *	Purchase of shares on open market
	Direct

Nature of interest *	
Direct (units)	159,483,550
Direct (%)	14.98
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	159,483,550
Date of notice *	18/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.



SEC/US
RECEIVED
2010 JUN -8 A 8:30

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version **3 (Enhanced)**
Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/05/2010 11:45:20 AM**
Submitted by **KUALA LUMPUR KEPONG** on **26/05/2010 01:36:09 PM**
Reference No **KLK-100526-4A151**

Submitted

Company Information	
Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*19/05/2010	*1,276,100	
Disposed	19/05/2010	500,000	
Acquired	20/05/2010	1,500,000	
Acquired	20/05/2010	55,000	

Circumstances by reason of	Purchase of shares on open market, Sales of equity managed by Portfolio Manager

which change has occurred *	and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	161,814,650
Direct (%)	15.19
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	161,814,650
Date of notice *	20/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.


BURSA MALAYSIA

SEC, ms

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Form Version 3 (Enhanced)
Initiated by KUALA LUMPUR KEPONG - COMMON on 29/05/2010 11:59:41 AM
Submitted by KUALA LUMPUR KEPONG on 31/05/2010 12:32:02 PM
Reference No KLK-100529-5F1A7

Submitted

Company Information

Main Market Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	Yap Miow Kien
*** Designation**	Company Secretary
*** Contact number**	605-2417 844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPF ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Currency Malaysian Ringgit (MYR)

Type of transaction	Date of change	No of securities	Price transacted ($$)
*Acquired	*21/05/2010	*346,100	
Disposed	21/05/2010	500,000	
Acquired	24/05/2010	1,000,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity managed by Portfolio Manager

Nature of interest *	Direct
Direct (units)	162,660,750
Direct (%)	15.27
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	162,660,750
Date of notice *	24/05/2010
Remarks	fsc

© 2010 Bursa Malaysia Berhad. All rights reserved.